DGAP Preliminary announcement financial reports: AIXTRON SE / Preliminary announcement on the disclosure of financial statements

AIXTRON SE: Preliminary announcement of the publication of financial reports according to Articles 37v, 37w, 37y of the WpHG [the German Securities Act]

19.07.2016 / 09:58
Preliminary announcement of the publication of financial reports according to Articles 37v, 37w, 37y of the WpHG [the German Securities Act] transmitted by DGAP - a service of EQS Group AG.

The issuer is solely responsible for the content of this announcement.

AIXTRON SE hereby announces that the following financial reports shall be disclosed :

Report: Financial report of the group (half-year/Q2) Date of disclosure / German: August 11, 2016 Date of disclosure / English: August 11, 2016 German: http://www.aixtron.com/de/investoren/finanzberichte/ English: http://www.aixtron.com/en/investors/financial-reports/

19.07.2016 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.

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Language:	English
Company:	AIXTRON SE
Dornkaulstraße 2
52134 Herzogenrath
Germany
Internet:	www.aixtron.com

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483687 19.07.2016